Exhibit (d)(1)

STOCK OPTION AMENDMENT

AND

CASH PAYMENT AGREEMENT

THIS AGREEMENT made between Citrix Systems, Inc. (the “Company”) and you (the “Optionee”) shall be effective on the date of the Company’s acceptance of your tendered Eligible Options for amendment pursuant to the Offer and will constitute a binding agreement between us and you upon the terms and subject to the conditions of the Offer.

WHEREAS, the Company previously granted to you certain Options to purchase shares of the Company’s common stock under one or more of the Company’s employee stock incentive plans (individually, a “Plan”).

WHEREAS, the Company and Optionee entered into a stock option agreement, as amended (if applicable) (the “Option Agreement”), evidencing each such Eligible Option.

WHEREAS, in order to avoid adverse tax consequences under Section 409A of the Internal Revenue Code, Optionee desires to amend each of the Eligible Options to increase the exercise price per share to be in effect for the unexercised portion of that Option which is subject to Section 409A to the higher exercise price per share indicated for that portion of such Option.

WHEREAS, in order to compensate Optionee for the increased exercise prices to be in effect for the Eligible Options, the Company is willing to pay Optionee a cash payment in a dollar amount equal to the aggregate increase in the exercise prices for the Eligible Options.

WHEREAS, the Company will provide written or electronic notice of our acceptance to each Eligible Optionee whose tendered Eligible Options the Company has accepted for amendment. Such notice may be by email, press release or other means. In addition, you will receive an email (the “Confirmation Statement”) confirming the fact that you have tendered your Eligible Options and setting forth the terms and conditions of your Amended Options. The Confirmation Statement will constitute an effective amendment to your Eligible Options, and you will not be asked to sign any documents in connection with your Amended Options. The Confirmation Statement will set forth the increases to the exercise prices of your Amended Options and confirm the Company’s obligation to pay you the Cash Payment for each of your Amended Options. Such Cash Payment is currently expected to be paid in January 2008 and will be paid whether or not you continue in the Company’s employ through the payment date.

NOW THEREFORE, the parties hereby agree as follows:

1. Increased Exercise Price. The exercise price per share set forth in the Option Agreement for each of the Options is hereby increased, with respect to the shares subject to the Eligible Option, to the higher exercise price per share set forth in the Confirmation Statement.

2. Cash Payment. As set forth in the Confirmation Statement, Optionee shall become entitled to receive a cash payment from the Company (the “Cash Payment”) in the gross dollar amount indicated as his or her total Cash Payment. The Cash Payment is currently expected to be paid in January 2008. However, the Cash Payment shall be subject to the Company’s collection of all applicable federal, state and local income and employment withholding taxes, and Optionee shall be paid only the net amount of such Cash Payment remaining after such taxes have been collected. Optionee need not remain in the Company’s employ to receive the Cash Payment.

3. Entire Agreement. This Agreement, together with the Option Agreements (to the extent not expressly amended hereby), the applicable Plan under which each Eligible Option is outstanding and the Confirmation Statement, represents the entire agreement of the parties with respect to the Eligible Options and the Cash Payment and supersedes any and all previous contracts, arrangements or understandings between the parties with respect to such Eligible Options and the Cash Payment. This Agreement may be amended at any time only by means of a writing signed by Optionee and an authorized officer of the Company.

4. Continuation of Option Agreements. Except for the foregoing increases to the exercise prices per share for the Eligible Options, no other terms or provisions of the Option Agreements for such Eligible Options or the applicable Plans have been modified as a result of this Agreement, and those terms and provisions shall continue in full force and effect. Defined terms not otherwise defined herein have the respective meanings set forth in the Offer to Amend.